MILL CITY VENTURES III, LTD.
1907 Wayzata Boulevard, Suite 205
Wayzata, MN 55391

May 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Mill City Ventures III, Ltd. – Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-262653)

To Whom It May Concern:

Mill City Ventures III, Ltd. (the “Company”) hereby requests that its above-referenced Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on February 11, 2022 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof, pursuant to Rule 477 under the Securities Act of 1933.

The Company is requesting withdrawal of the Registration Statement on the basis that it has determined to abandon the financing contemplated therein. No securities were offered or sold pursuant to the Registration Statement.

Should you have any questions regarding this request, please contact us at (952) 479-1923.

Sincerely,

MILL CITY VENTURES III, LTD.

By:
/s/ Joseph A. Geraci, II
Chief Financial Officer